Exhibit 2.1
ACQUISITION AND SHARE EXCHANGE AGREEMENT

BY AND AMONG

CORPORATE RESOURCE SERVICES, INC.,

TS STAFFING SERVICES, INC.,

AND

ROBERT CASSERA

Dated as of November 21, 2011

i

4.10	Environmental	14

4.11	Contracts and Commitments	15

4.12	Patents, Trademarks, Copyrights and Domains	15

4.13	Pending Litigation, Proceedings or Investigations	15

4.14	Absence of Restrictions; Compliance with Laws; Permits	15

4.15	No Brokers	16

4.16	Customers	16

4.17	Tax Matters	16

4.18	Employee Matters	16

4.19	Employee Benefit Plans	17

4.20	Insurance	18

4.21	Related Party Transactions	18

4.22	Bank Accounts	18

4.23	Privacy and Security	18

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PURCHASER		18

5.1	Organization and Standing of Purchaser	19

5.2	Authorization	19

5.3	Noncontravention of Contemplated Transactions; Consents and Government Approvals	19

5.4	Litigation	19

5.5	Authorized Shares	19

ARTICLE VI. COVENANTS		19

6.1	Public Announcements	19

6.2	Consents	20

6.3	Conduct of Business	20

6.4	Employee Benefits	21

6.5	Directors’ and Officers’ Insurance and Indemnification	21

6.6	Tax Matters.	22

6.7	Further Assurances	22

6.8	Plan of Reorganization	23

6.9	Further Actions	23

6.10	Tax Refunds	23

ARTICLE VII. CLOSING DELIVERIES AND CONDITIONS		23

7.1	Seller Conditions to Closing	23

7.2	Purchaser Conditions to Closing	24

ARTICLE VIII. INDEMNIFICATION		25

8.1	Seller’s Indemnification	25

8.2	Purchaser’s Indemnification	26

8.3	Procedure	26

8.4	Defense by Indemnified Party	27

8.5	Defense by Indemnifying Party	27

8.6	Non-Third-Party Claims	28

8.7	Payments	28

8.8	Limitations on Recoverable Losses	28

8.9	No Contribution	29

8.10	Purchase Price Adjustment	29

8.11	Holdback Shares	29

ARTICLE IX. TERMINATION		29

9.1	Termination of Agreement	29

9.2	Procedure Upon Termination	30

9.3	Effect of Termination	30

ARTICLE X. GENERAL		30

10.1	Usage	30

10.2	Survival	31

10.3	Costs and Expenses	31

10.4	Governing Law	31

10.5	Consent to Jurisdiction	31

10.6	Successors and Assigns	32

10.7	Notices	32

10.8	Severability	33

10.9	Representation by Counsel; No Inferences	33

10.10	Divisions and Headings	33

10.11	No Third-party Beneficiaries	33

10.12	Amendment and Waiver	34

10.13	Knowledge	34

10.14	Schedules	34

10.15	Counterparts	34

10.16	Entire Agreement	35

ACQUISITION AND SHARE EXCHANGE AGREEMENT

THIS ACQUISITION AND SHARE EXCHANGE AGREEMENT (this “Agreement”) dated as of November 21, 2011, is made by and  among CORPORATE RESOURCE SERVICES, INC., a Delaware corporation (“Purchaser”), TS STAFFING SERVICES, INC., a Texas corporation (the “Company”), and ROBERT CASSERA, the sole stockholder of Company (“Seller”).

WITNESSETH:

WHEREAS, a special committee of the Board of Directors of Purchaser has (a) determined that the acquisition of Company provided for herein, in which Purchaser will acquire all issued and outstanding capital stock of Company (the “Acquisition”), is fair to and in the best interests of Purchaser, (b) approved this Agreement and the transactions contemplated hereby; and (c) recommended that the full Board of Directors of Purchaser approve and adopt this Agreement, on the terms set forth herein;

WHEREAS, the Board of Directors of Purchaser has approved this Agreement and deems it advisable and in the best interests of its stockholders to consummate the Acquisition by acquiring all issued and outstanding capital stock of Company in exchange for newly issued shares of Purchaser’s common stock, par value $0.0001 per share (“Purchaser Stock”), on the terms set forth herein;

WHEREAS, the Board of Directors of Company has approved this Agreement and deems it advisable and in the best interests of its stockholder to consummate the Acquisition, on the terms set forth herein;

WHEREAS, Seller, in his capacity as the sole stockholder of Company has approved this Agreement and the terms of the Acquisition set forth herein;

WHEREAS, it is the intention of the parties to this Agreement that the Acquisition provided for herein be treated as a “reorganization” under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.
DEFINITIONS

1.1        Definitions.  When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.1.

“Acquisition Consideration” has the meaning set forth in Section 3.1(a).

“Adverse Claims” means any Liabilities, Liens, rights of others and any other burdens and restrictions whatsoever.

“Affiliate” means, as to the person in question, any person and/or entity which controls, is controlled by, or under common control with a Person (within the meaning of the Securities Act).

“Agreement” has the meaning set forth in the Preamble to this Agreement.

 “Acquisition” has the meaning set forth in the Recitals to this Agreement.

“Benefit Plan” has the meaning set forth in Section 4.19(a).

“Books and Records” means all records, documents, lists, electronic records (including all point of sale data systems), and files, relating to or involving the Business or Company, including, but not limited to, organizational documents, stock ledgers, price lists, lists of accounts, customers (including contact information and loan and payment history), suppliers and personnel, all product, business and marketing plans and data, historical sales data and all books, ledgers, files and business records (including all financial records and books of account) of or relating to the Business or Company in any of the foregoing cases, whether in electronic form or otherwise.

“Business” means Company’s business of owning and operating a business that provides temporary employment services and related support services.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York City are authorized or required by law to close.

“Cap” has the meaning set forth in Section 8.8.

“Capital Stock” has the meaning set forth in Section 4.3(a).

“Certificates” has the meaning set forth in Section 3.2.

“Claim Notice” has the meaning set forth in Section 8.3.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Net Working Capital” has the meaning set forth in Section 3.3(a).

“COBRA” means Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Company” has the meaning set forth in the Preamble to this Agreement.

“Company Indemnitees” has the meaning set forth in Section 8.2.

“Company Material Adverse Effect” means any change, effect or event that is or would be reasonably expected to (a) be materially adverse to the business, assets, results of operations, financial condition or prospects of Company, or (b) materially impair or delay the ability of Company to perform its obligations under this Agreement or to consummate the Acquisition or the transactions contemplated hereby, other than, in each case, any change, effect or event that results from or relates to (i) any change affecting general national, international or regional political, economic, financial or capital market conditions; (ii) any change relating to Company’s industry, so long as such change does not disproportionately affect Company or its business; (iii) any breach by Purchaser or Company of any provision of this Agreement; (iv) any condition described in Company’s disclosure schedule; and (v) any action taken by Company or any of its Affiliates at the written request of Purchaser or Company.

“Company Stock” has the meaning set forth in Section 2.1.

“Consent” means any consent or approval from any person or entity other than governmental or regulatory approval.

“Continuing Employee” has the meaning set forth in Section 6.4(b).

“Contracts” means, with respect to Company, all agreements, leases, contracts, purchase orders and other commitments or arrangements of any kind, whether written or oral, affecting or relating to the Business of Company.

“Copyrights” means all rights of Company to all copyrights and copyrightable works and any other works of authorship, whether statutory or common law, registered or unregistered, together with all registrations, applications and renewals for any of the foregoing, and all moral rights thereto under the laws of any jurisdiction, used in or incidental to the conduct of Company’s Business, including those set forth on Schedule 4.12.

“Current Financial Statements” means the unaudited balance sheet of the Company as of September 30, 2011, and the related unaudited statement of income, stockholder’s equity and cash flow for the three month period ended September 30, 2011.

“Customer Contracts” has the meaning set forth in Section 4.4(a).

“Dispute Period” means the period ending thirty (30) calendar days following the receipt of a Claim Notice or an Indemnity Notice from an Indemnified Party.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Agreements” has the meaning set forth in Section 4.18(b).

“Employee Benefit Plans” means, with respect to Company, (a) all employee benefit plans, as defined in Section 3(3) of ERISA, and (b) all other deferred compensation, pension, profit sharing, stock option, stock purchase, savings, group insurance or retirement plan, and all vacation pay, severance pay, incentive compensation, consulting, bonus, medical and other  employee benefit or fringe benefit plans or arrangements, maintained by Company, any ERISA Affiliate of Company, and/or any contract provider to Company (collectively, the “Plan Sponsors”) for the benefit of all individuals who are or have been employed by, or who currently perform or have performed services for, Company, whether directly or pursuant to any contractual relationship, within the previous six plan years or with respect to which contributions are or were (within such six year period) made or required to be made by the Plan Sponsors or with respect to which the Plan Sponsors have any liability.

“Employees” means all of the employees of Company as of the Closing Date.

“ERISA” means the Employment Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder, as amended.

“ERISA Affiliate” has the meaning set forth in Section 4.19(a).

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Financial Information” has the meaning set forth in Section 4.5.

“Fundamental Representations” means those representations and warranties of Seller, Company, Purchaser and/or Company, as applicable, set forth in Sections 4.1, 4.2, 4.3, 4.4, 5.1, 5.2 and 5.3.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.

“Governmental Entity” means any government or any agency, bureau, board, directorate, commission, court, department, official, political subdivision, tribunal or other instrumentality of federal, state or local government, with jurisdiction over the Business of Company.

“Holdback Shares” has the meaning set forth in Section 3.1(a).

“Indebtedness” means (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of Company for the payment for the purchase price of property or assets purchased (other than current accounts payable incurred in the ordinary course of business); (c) all obligations of Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP; (d) all outstanding reimbursement obligations of Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of Company; (e) all obligations of Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all obligations secured by any Lien existing on property owned by Company, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of Company in respect of, or to purchase or to otherwise acquire Indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender Consent; and (i) all obligations of Company, whether interest bearing or otherwise, owed to any security holder or any security holder’s Affiliates.

“Indemnified Officers and Directors” has the meaning set forth in Section 6.5(b).

“Indemnified Party” has the meaning set forth in Section 8.3.

“Indemnifying Party” has the meaning set forth in Section 8.3.

“Indemnity Notice” means written notification pursuant to Section 8.6 of a claim not involving a Third-Party Claim as to which indemnity pursuant to Article VIII is sought by an Indemnified Party, specifying the nature and basis for the Indemnified Party’s claim against the Indemnifying Party under Article VIII, together with the amount or, if then not reasonably ascertainable, the estimated amount, determined in good faith, of the Indemnified Party’s Losses in respect of such claim.

“Initial Consideration” has the meaning set forth in Section 3.1(a).

“Leased Real Property” has the meaning set forth in Section 4.9(a).

“Legal Proceeding” has the meaning set forth in Schedule 4.13.

“Liabilities” means all obligations and liabilities of any kind or nature, whether fixed or unfixed, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Lien” means any mortgage, deed of trust, lien, claim, pledge, charge, equitable interest, right-of-way, easement, encroachment, security interest, preemptive right, right of first refusal or similar restriction or right, option, judgment, title defect or encumbrance of any kind.

“Location” or “Locations” means the locations set forth on Schedule 4.3(d), where Business is located and operated from.

“Loss” or “Losses” has the meaning set forth in Section 8.1.

“Net Working Capital” has the meaning set forth in Section 3.3(a).

“Net Working Capital Benchmark” has the meaning set forth in Section 3.3(a).

“Order” means any order, writ, injunction, judgment, decree or other determination of any court or arbitrator or any governmental or regulatory authority, whether preliminary or final.

“Permitted Liens” means (a) any Lien described on Schedule 4.8; (b) any Lien imposed by law for Taxes, assessments or governmental changes that are not yet due and payable or that are being contested in good faith by appropriate proceedings if an adequate reserve for such Liens shall have been made therefor in the Current Financial Statements; or (c) any carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other like Lien imposed by law, arising in the ordinary course of business and securing obligations that are not overdue or are being contested in good faith by appropriate proceedings if an adequate reserve for such Liens shall have been made therefor in the Current Financial Statements.

“Permits and Licenses” means, with respect to Company, all governmental or regulatory franchises, permits, licenses, submissions and approvals necessary for the lawful operation of Company’s Business and Locations.

“Person” means any association, corporation, limited liability company, individual, partnership, limited liability partnership, firm, trust or any other entity or organization, including a Governmental Entity.

“Personal Information” has the meaning set forth in Section 4.23.

“Privacy Laws” has the meaning set forth in Section 4.23.

“Purchaser” has the meaning set forth in the Preamble to this Agreement.

“Purchaser Indemnitees” has the meaning set forth in Section 8.1.

“Purchaser Stock” has the meaning set forth in the Recitals to this Agreement.

“Regulatory Approval” means any consent, approval, authorization, filing, registration or qualification with any governmental or regulatory authority.

“Requirement of Law” means any federal, state or local laws, statutes, ordinances, rules, regulations or governmental or regulatory pronouncements having the effect of law, including all such laws, statutes, ordinances, rules and regulations related to the operation of the Business.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble to this Agreement.

“Software” means all computers, computer software, and other hardware or software owned or licensed by Company including data, databases and documentation, Internet websites and the content thereof, including those set forth on Schedule 4.12.

“Specified Litigation” has the meaning set forth in Section 3.4.

“Tax” or “Taxes” means all taxes including income, gross receipts, franchise, payroll, employment, social security, unemployment, sales, use and other taxes and penalties and interest with respect thereto.

“Tax Representation Indemnity Cap” has the meaning set forth in Section 8.8.

“Tax Returns” means any federal, state and local return, report and other submissions required to be filed in connection with the calculation of any Taxes.

“Third-Party Claim” has the meaning set forth in Section 8.3.

“Trademarks” means all rights of Company to all trademarks, service marks, trade names, trade dress, fictitious names, internet domain names, uniform resource locators (URLs), and any other names and locators used in or incidental to the conduct of Company’s Business, including those listed on Schedule 4.12, and any related names and derivations thereof, and the interest, whether owned or licensed and whether registered or unregistered and whether or not currently in use, together with all registrations, applications and renewals for any of the foregoing, including those set forth on Schedule 4.12 (which shall include the dates of first use).

“Transaction Documents” shall mean this Agreement and all other agreements, certificates, instruments and documents that are executed and delivered by Seller, Company, Purchaser or Company to effectuate the transactions contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement.

“Unexpired Leases” means all leasehold interests of Company in the unexpired leases of real property relating to the Locations.

ARTICLE II.
THE ACQUISITION

2.1       Acquisition.  Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser shall acquire all Company’s common stock, $.0001 par value (the “Company Stock”), issued and outstanding immediately prior to the Closing.  Following the Acquisition, Company shall continue in existence as a wholly owned subsidiary of Purchaser.

2.2       Effective Time of the Acquisition.  The Acquisition shall become effective at 12:01 a.m. on November 21, 2011 (the “Effective Time”).

2.3      Closing.  Subject to the delivery of the items set forth in Article VII, the consummation of the Acquisition (the “Closing”) shall take place on a date specified by Purchaser and Seller (the “Closing Date”) at the offices of Purchaser, 160 Broadway, 11th Floor, New York, New York 10038.

2.4       Directors and Officers of the Company.  The directors and officers of Company from and after the Closing shall be such directors and officers as have been duly elected or appointed in accordance with the Company’s certificate of incorporation and bylaws or as otherwise provided by law.

ARTICLE III.
EXCHANGE OF SHARES; ASSUMPTION OF CERTAIN LIABILITIES; RIGHTS IN
CERTAIN ASSETS

3.1       Exchange of Shares.  At the Closing:

(a)       100% of the Company Stock issued and outstanding immediately prior to the Closing shall be exchanged by Seller, the sole holder of Company Stock, for 72,840,561 newly issued shares of Purchaser Stock (the “Acquisition Consideration”), upon surrender of the certificate or certificates held by Seller which, immediately prior to the Closing, represented 100% of the issued and outstanding shares of Company Stock.  Notwithstanding the foregoing, it is agreed that at the Closing (i) 56,001,401 shares out of the Acquisition Consideration (the “Initial Consideration”) shall be delivered to Seller, and (ii) the remaining 16,839,160 shares of the Acquisition Consideration (the “Holdback Shares”) shall be delivered to Seller in the manner and subject to the limitations set forth in Section 8.11.

(b)       Each share of Company Stock, held in Company’s treasury or owned by Company or any direct or indirect wholly-owned subsidiary of Company immediately prior to the Closing, if any, shall be extinguished and cancelled without payment of any consideration with respect thereto.

(c)       38,001,402 shares of Purchaser Stock being each share of Purchaser Stock owned by Company immediately prior to the Closing, shall be cancelled and retired without payment to Seller of any additional consideration with respect thereto, and Company, as the holder of certificates previously evidencing such shares of Purchaser Stock, shall cease to have any further rights with respect thereto.

(d)       The Acquisition Consideration was calculated based upon (i) the number of shares equal to an agreed value of Company’s business operations of $30,000,000 divided by a price per share of Purchaser Stock of Eighty Six and 11/100 Cents ($0.8611), plus (ii) the number of shares of the Purchaser Stock held by Company as of the Closing Date.

(e)       The shares of Purchaser Stock issued as part of the Acquisition Consideration will not be registered under the Securities Act, but will be issued pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933 (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder.

3.2       Delivery of Initial Acquisition Consideration.

(a)       Prior to the Closing Date, Purchaser shall deposit or cause to be deposited with Manhattan Transfer Registrar Company, Purchaser’s transfer agent, for the benefit of Seller, a number of shares equal to the Initial Acquisition Consideration payable pursuant to this Article III.  At Closing, upon Seller’s surrender to Purchaser of certificates that immediately prior to the Closing evidenced 100% of Company Stock and 100% of Purchaser Stock owned by Company (collectively, the “Certificates”), Seller shall be entitled to receive, in exchange therefore, the Initial Acquisition Consideration.  The Initial Acquisition Consideration will be delivered to Seller by the Manhattan Transfer Registrar Company as promptly as practicable following surrender of the Certificates, and the Holdback Shares will be delivered to Seller by the Manhattan Transfer Registrar Company at such time and subject to such limitations as are set forth in Section 8.11.

(b)       Seller acknowledges that Purchaser Stock representing the Acquisition Consideration is not registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless registered thereunder or Seller shall have delivered to Purchaser an opinion by counsel reasonably satisfactory to Purchaser, in form, scope and substance reasonably satisfactory to Purchaser, to the effect that Purchaser Stock to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration. Seller further acknowledges that any sale of Purchaser Stock made in reliance on Rule 144 (or any amendment or applicable rule which operates to replace Rule 144), promulgated under the Securities Act (“Rule 144”) may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of Purchaser Stock under circumstances in which Seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with applicable other exemption under the Securities Act or the rules and regulations promulgated thereunder and applicable state securities laws.

(c)       Unless and until Purchaser Stock has been registered under the Securities Act, the stock certificates representing Purchaser Stock will bear a restrictive legend (the “Legend”) in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS (COLLECTIVELY, THE “LAWS”). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE LAWS, OR (II) AN OPINION OF COUNSEL PROVIDED TO THE ISSUER IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE LAWS DUE TO AN AVAILABLE EXCEPTION TO OR EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE LAWS.

3.3       Purchase Price Adjustment.

(a)       The parties hereto agree that the net working capital of Company at and as of the Effective Time (the “Net Working Capital”), computed in accordance with GAAP and taking into account the assumption and payment of certain liabilities of Company by Seller described in Section 3.4, will be an amount not less than Zero Dollars ($0.00) (the “Net Working Capital Benchmark”).  Within forty five (45) days following the end of the calendar month in which the Closing takes place, Purchaser will, or will cause the Company to, calculate the Net Working Capital of Company as of the Effective Time (the “Closing Net Working Capital”).  Purchaser shall deliver to Seller a written calculation of Closing Net Working Capital (the “Working Capital Calculation”), together with appropriate supporting evidence, computed in accordance with GAAP and consistent with past practice of Company.  If the Closing Net Working Capital is less than the Net Working Capital Benchmark, then Seller shall promptly  remit to Purchaser an amount equal to the amount of such deficit by wire transfer in immediately available funds or shall otherwise take such measures, reasonably acceptable to Purchaser and Company, as are necessary to remedy any such deficit in the Net Working Capital.

(b)       Seller shall have five (5) Business Days from the date of delivery of the Working Capital Calculation to accept or reject the amount of Net Working Capital calculated therein.  If no objection is raised within such five (5) Business Day period, the amount shall have been deemed accepted by Seller.  If Seller notifies Purchaser in writing within such five (5) Business Day period that it disputes the amount of Closing Net Working Capital in the Working Capital Calculation, then the parties shall work in good faith to promptly resolve such dispute.

3.4       Assumption of Certain Liabilities.

Seller shall assume liability effective as of the Closing Date of certain Liabilities of Company relating to those certain Third-Party Claims listed on Schedule 3.4 (the “Specified Litigation”), whether such Specified Litigation arises from Third-Party Claims made before or after the Closing Date.  If applicable, any Losses incurred by Purchaser or the Company arising from the Specified Litigation shall be handled in accordance with Article VIII.  Seller shall defend, with counsel reasonably satisfactory to Purchaser, at the sole cost and expense of Seller, all Specified Litigation by all appropriate proceedings, which proceedings will be diligently prosecuted or defended by Seller to a final conclusion or will be settled at the discretion of Seller (but only with the prior written consent of Purchaser in its sole discretion in the case of any settlement (i) that provides for any relief other than the payment of monetary damages, (ii) that provides for the payment of monetary damages by Purchaser or its Affiliates, (iii) that does not expressly unconditionally release Purchaser from all Liabilities with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice, or (iv) that could adversely affect any Tax or other Liability of Purchaser and its Affiliates).  Subject to the immediately preceding sentence, Seller will have full control of such defense and proceedings, including any compromise or settlement thereof.  If requested by Seller, Purchaser will, at the sole cost and expense of Seller, provide reasonable cooperation to Seller in contesting the Specified Litigation. Seller hereby guarantees timely payment and performance by Seller of all obligations of Seller described in this Section 3.4(b) and shall fulfill, on demand, all obligations of Seller set forth in this Section 3.4(b) if Seller fails to do so.  If applicable, any Losses incurred by Purchaser or the Company arising from the Specified Litigation shall be handled in accordance with Article VIII.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF CASSERA AND THE COMPANY

Seller and Company, jointly and severally, represent and warrant to Purchaser, unless otherwise expressly stated, that the statements contained in this Article IV are true and correct as of the date hereof, except as set forth herein or in the disclosure schedules separately delivered by Seller and Company to Purchaser on the date hereof.

4.1       Organization and Standing of Company.  The Company (a) is duly formed, validly existing and in good standing under the laws of its state of organization, (b) is duly qualified and authorized to do business in each jurisdiction where it conducts business, owns  property or has employees, (c) has the power and is entitled to carry on its business as now being conducted, (d) is authorized to enter into and perform this Agreement and the Transaction Documents entered into or to be entered into and performed by Company, and (e) is authorized to do business in all states for which authorization is required except where the failure to be so qualified would not effect Company’s ability to consummate the Transactions.

4.2       Authorization; Enforceability.

(a)       This Agreement, the Transaction Documents delivered or to be delivered by Seller or Company, as applicable, to Purchaser and the Transactions have been duly authorized by all action required to be taken on the part of each of Seller and Company, as applicable.

(b)       Each of Seller and Company has full capacity, power and authority to execute and deliver this Agreement and the Transaction Documents.

(c)       This Agreement and each of the Transaction Documents entered into or to be entered into and performed by Seller and Company, as applicable, are and shall be legal, valid and binding obligations of Seller and Company, enforceable against each of them, as applicable, in accordance with their respective terms.

4.3       Ownership; Subsidiaries.

(a)       The authorized capital stock of Company (“Capital Stock”) consists of 100 shares of Company Stock at $.0001 par value, of which 100 shares of Company Stock are issued and outstanding.  Seller is the sole stockholder of Company, owning all issued and outstanding shares of Company Stock, and Company has no other issued or outstanding shares of Capital Stock.  All shares of Company Stock are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or other similar rights.

(b)       No shares of Capital Stock are held as treasury stock or are owned by Company.  The Company has never declared or paid any dividends on any shares of Capital Stock.  Except as set forth on Schedule 4.3(b), Company does not have any stock options, warrants, calls, preemptive rights, subscriptions or other rights, arrangements, agreements, understandings or commitment of any character relating to the Capital Stock of Company.

(c)       The Company owns 38,001,402 shares of Purchaser Stock, free of any Liens.  Except as set forth on Schedule 4.3(c), Company does not own, directly or indirectly, any debt, equity or other ownership or financial interest in any other entity other than in Purchaser as described in the preceding sentence.

(d)       Schedule 4.3(d) sets forth the Locations.  The Company does not operate at any location other than the Locations.

(e)       There are no Liens on the Capital Stock other than Liens that will be terminated upon the consummation of the Transactions, at no cost to Purchaser.

4.4       Noncontravention of Contemplated Transactions; Consents and Government Approvals.

(a)       Except as set forth on Schedule 4.4(a), the execution, delivery and performance of this Agreement and the Transaction Documents delivered or to be delivered pursuant to this Agreement by Seller and Company, as applicable, and the consummation thereof do not and will not (i) violate any Requirements of Law applicable to Seller and Company or any Order to which Seller or Company is subject or by which the properties of Seller or Company are bound, (ii) conflict with, or result in the breach of, or constitute (or with or without the passage of time or the giving of notice or both might constitute) a default under any Permit, License, Unexpired Lease or material Contract of Company related to the Business, (iii) result in the creation of any Adverse Claim upon the Business, or (iv) violate any of Company’s articles of incorporation, bylaws or other governing or constituting documents or any other agreement to which Seller or Company is subject or by which any of its properties are bound except, in each such case, where such violation or conflict would not be reasonably expected to effect Seller’s or Company’s ability to consummate the Transactions.  Notwithstanding the foregoing, Seller and Company do not make any representations regarding any requirements for any Person to give notice or obtain consent in connection with the Transactions to the extent such requirements are set forth in any Contracts between Company and its customers (the “Customer Contracts”); provided, however, the term “Customer Contracts” shall not be deemed to include any vendor management Contracts or similar arrangements.

(b)       Except as set forth on Schedule 4.4(b), no Consent or Regulatory Approval is required for Seller and Company to enter into and perform this Agreement or any of the Transaction Documents to be executed by Seller or Company, or in connection with the Seller’s or Company’s consummation of the Transactions.

4.5       Financial Information; Books and Records.

(a)       Attached to this Agreement as Schedule 4.5 are the reports and financial documents of Company (collectively, the “Financial Information”), including the audited financial statements of the Company dated December 31, 2009 and December 31, 2010.  The Financial Information has been prepared in all material respects in accordance with GAAP consistently applied through the periods involved and fairly presents the financial condition and results of operations of Company as of and for the period ended the date thereof.  The Financial Information was prepared from, and properly reflects, the Books and Records, all of which Books and Records accurately and fairly reflect, in reasonable scope and detail and in accordance with good business practice, revenues and expenses, assets and liabilities of Company and such other information as contained therein.

(b)       The books of account and other financial and accounting records of Company relating to the Business (other than the Financial Information), all of which have been made available to Purchaser, are complete and correct in all material respects.  The Books and Records are true, correct, and complete in all material respects. At the Closing, all of the Books and Records will be in possession of Purchaser.

4.6       Undisclosed Liabilities and Obligations.  The Company has no Liabilities (whether or not required to be reflected in financial statements prepared in accordance with GAAP, and whether due or to become due) except to the extent reflected and adequately reserved against in the most recent Financial Information or in the financial materials provided to Purchaser.  Schedule 4.6 sets forth a complete and correct list of all Indebtedness of Company, as of the date of this Agreement and identifies the creditor, creditor’s address, the type of instrument under which the Indebtedness is owed, the amount of the Indebtedness, and any offset rights as of the Closing Date.  It is agreed that the listing of any Indebtedness in Schedule 4.6 shall not affect the obligations of Seller to indemnify Purchaser and Company for any breach of any of the representations and warranties set forth in this Agreement.  No Indebtedness of Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Company, or (iii) the ability of Company to grant any Lien on its properties or assets.  With respect to each item of Indebtedness, Company is not in default and no payments are past due.  With respect to all trade payables, Company is current in payment, in accordance with all applicable agreed terms of payment.  The Company has not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any item of Indebtedness or trade payable that has not been fully remedied and withdrawn.  With respect to payroll, Company has paid all payroll obligations through all dates payroll obligations were due and payable prior to the date hereof.  The consummation of the Transactions will not cause a default, breach or an acceleration, automatic or otherwise, of any conditions, covenants or any other terms of any item of Indebtedness.  The Company has not guaranteed and is not responsible or liable for any Indebtedness of any other Person.

4.7       No Changes.  Since December 31, 2010:

(a)       Company has operated the Business in the ordinary course in a manner consistent with past practices;

(b)       there has not been any development, event, change, circumstance or condition, whether considered alone or together, that has or could have, resulted in any Liabilities of the Business other than Liabilities arising in the ordinary course;

(c)       there has not been any change to the accounting methods, principles or practices used by Company;

(d)       there has not been any change to the Financial Information described in Schedule 4.5;

(e)       Company has not sold, leased, exchanged, transferred or otherwise disposed of, or agreed to sell, lease, exchange, transfer or otherwise dispose of, any assets of Company other than in the ordinary course of business;

(f)       Company has not suffered any Company Material Adverse Effect, and no event, change or circumstance has occurred with respect to Company which has had or would reasonably be expected to have a Company Material Adverse Effect;

(g)       Company has not instituted or settled any legal proceedings which, individually or in the aggregate, would be material to Company; and

(h)       Company has not entered into any Contract or written commitment to do any of the foregoing.

4.8       Title to Properties.  Except for (a) the properties and assets which are leased or licensed by Company and identified with respect to each Location on Schedule 4.8; (b) the items of Software licensed to Company and identified as such on Schedule 4.12; (c) the Permitted Liens, each of which shall be described on Schedule 4.8; and (d) the Leased Real Property on which each Location is located identified on Schedule 4.9(a), Company has good and marketable title to all of its assets, free and clear of all Adverse Claims except where the failure to have title would not have a Company Material Adverse Effect.  The Company has a valid and enforceable license, lease and right to use all material assets which are either licensed or leased by Company enjoys peaceful and undistributed possession thereunder.  Except as otherwise expressly contemplated by the first sentence of this Section 4.8, no person or entity (including any Affiliate of Company) owns or has any right or interest in any of the assets and property incidental or relating to, or used in connection with the Business.  All items of tangible properties and assets of Company that are material to the conduct of the Business are in good operating condition and repair for assets of like type and age, ordinary wear and tear excepted.  Such tangible properties and assets of Company are sufficient for the continued conduct of the Business in substantially the same manner as previously conducted, and as currently proposed to be conducted.

4.9       Real Estate.

(a)       The Company owns no real property used in the Business.  Schedule 4.9(a) sets forth the real property used by Company at the Locations, each of which is leased pursuant to the leases identified on Schedule 4.9(a) (collectively, the “Leased Real Property”).

(b)       The use and operations of the Locations are in conformance with all material Requirements of Law, Orders and Permits.

(c)       Since December 31, 2010, Company has not received any written notice of default in the performance, observance or fulfillment of any material obligation, covenant or condition contained in any Unexpired Lease.

(d)       The Company has good and valid leasehold interests in all Leased Real Property, in each case, free and clear of all Liens, except Permitted Liens except where the failure to have such a leasehold interest would not have a Company Material Adverse Effect.

4.10     Environmental.  There have occurred no (a) events, conditions, circumstances, activities, practices, incidents, or actions that may give rise to any material common law or statutory liability, or otherwise form a basis for any material Legal Proceeding in connection with any period in which Company leased or occupied any Location, or (b) material Orders, remedial or responsive actions, or studies or investigations involving, or relating to, Company or any Location, in any such case, based upon or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handing, or the emission, discharge, release or threatened release into the environment, or any pollutants, contaminants, chemicals or hazardous substances.

4.11     Contracts and Commitments.  Schedule 4.11 lists all material Contracts of Company other than the Unexpired Leases.  Schedule 4.11 contains a true and complete list of each Contract entered into and a description by Company of all of the material terms of all oral Contracts.  The Company is not and, to the best of Company’s and Seller’s knowledge, all other parties to any Unexpired Lease or Contract are not, in material breach of, or material default under, any provision thereof, and no event has occurred which with or without the passage of time or the giving of notice or both would constitute a material breach or default thereunder with respect to Company and, to the best of Company’s and Seller’s knowledge, with respect to such other parties to such Contracts and Unexpired Leases.  No party to any Unexpired Lease or Contract has provided Company with notice of such party’s intention to terminate or withdraw its participation in any Unexpired Lease or Contract.  There have been no waivers, forbearances or modifications of any kind whatsoever to the express terms set forth in such written Contract or as described with respect to such oral Contract.

4.12     Patents, Trademarks, Copyrights and Domains.  The Company does not own any patents or any patent applications.  Schedule 4.12 contains complete and correct lists of all Copyrights, Trademarks and domains owned or used by Company in the conduct of the Business.  Schedule 4.12 contains a complete and correct list of all material Software used in the operations of Company’s Business.  The Company has no obligation to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Copyright, Trademark or domain on account of Company’s conduct of the Business.  The Company is not infringing or misappropriating, and Company has not infringed upon or misappropriated, the rights of any other person or entity.

4.13     Pending Litigation, Proceedings or Investigations.  Except as set forth on Schedule 4.13, there is no suit, action, asserted claim, arbitration, grievance, litigation, administrative or other proceeding (a “Legal Proceeding”) pending or, to the best of Company’s and Seller’s knowledge, threatened, against or related to Seller, Company or the Business or which could, individually or in the aggregate, adversely affect or restrict the ability of Seller or Company to consummate fully the Transactions.  Schedule 4.13 also contains a true and complete list of all material Orders to which Company is subject or by which any of its properties are bound.

4.14     Absence of Restrictions; Compliance with Laws; Permits.  Except as set forth on Schedule 4.14, Company is not subject to any Contract or other obligation that proposes to or has the effect of limiting Company’s right to engage or compete with any person or entity in any business.  The Company has operated the Business at all times prior to the Closing Date in compliance with all material Requirements of Law.  Since December 31, 2010, Company has not received any notice that it is in violation of, or in default under, any material Requirement of Law applicable to Company or any material Order issued or pending against Company or by which Company or any of its respective properties are bound, and any such notice received or Order issued or pending has been resolved in a manner that imposes a Liability or restriction on the Business and its operations.  The Company has obtained and filed all material Permits and Licenses that are required for the operation of Company’s Business and each Location.  Schedule 4.14 contains a complete and accurate list, by Location, of all of Company’s material Permits and Licenses.  To the best of Company’s and Seller’s knowledge, all such material Permits and Licenses were made in accordance with applicable Requirements of Law when obtained or filed. Except as set forth in Schedule 4.14, no material deficiencies have been asserted by any governmental or regulatory authority with respect to any material Permit or License that has not been finally resolved.  All material Permits and Licenses are valid and in full force and, to the best of Company’s and Seller’s knowledge, no revocation, cancellation, or withdrawal thereof has been effected or threatened.

4.15     No Brokers.  Neither Seller nor Company has engaged any Person or entity as a broker, finder or intermediary for or on account of any of the Transactions.

4.16     Customers.  Schedule 4.16 sets forth Company’s top twenty-five (25) customers of the Business and the approximate net revenue associated with each such Person during the fiscal year ended December 31, 2010.  Except as set forth on Schedule 4.16, with respect to the top twenty-five (25) existing customers of the Businesses (by revenue for the quarter ended September 30, 2011), (a) all amounts owing from such Persons, if not in dispute, have been paid in accordance with their respective terms; (b) none of such Persons has notified Company in writing that it is canceling, or otherwise terminating, the relationship of such Person with Company or intends to do so; and (c) none of such Persons has notified Company in writing that it intends to decrease or limit materially its purchases from Company. Schedule 4.16 sets forth any disputes regarding amounts owing from such Persons with Company’s top twenty-five (25) customers of the Business, including the amount in dispute, the date the payment was originally due, and the reason for the dispute.

4.17     Tax Matters.  The Company has duly and timely filed all Tax Returns required to be filed by Company.  The Company has provided Purchaser with true and complete copies of all federal and state income Tax Returns for Company for the fiscal year ended December 31, 2010.  Each of the Tax Returns filed by Company was true and complete when filed.  The Company has fully paid all Taxes that were due and payable, or asserted or claimed to be due and payable by any federal, state or local tax authority from Company for the period covered by the applicable Tax Returns or any statement or other document issued by any such tax authority.  The Company has not received any outstanding and unresolved notices from the IRS or any other governmental or regulatory authority of any proposed examination or of any proposed change in reported information related to Company except as set forth on Schedule 4.17.  There are no Adverse Claims of any kind for Taxes upon any of Company’s assets other than for those Adverse Claims for Taxes not yet due and payable.  The Company has complied with all applicable Requirements of Law relating to the payment and withholding of Taxes (including withholding Taxes pursuant to Sections 1441 and 1442 of the Code).  All monies that Company is required by applicable Requirement of Law to collect or withhold from the employees of Company for income Taxes, social security and other payroll Taxes, or from independent contractors, shareholders or other third parties, have, within the time and manner presented by applicable Requirement of Law, been collected or withheld, and paid to the respective governmental or regulatory authority.

4.18     Employee Matters.

(a)       The Company has complied with all applicable laws relating to the employment of personnel and labor, including provisions thereof relating to wages and hours, equal opportunity, collective bargaining, plant closing and mass layoff, health and safety,  immigration and the payment of social security and other taxes, except to the extent that any noncompliance would not have a Company Material Adverse Effect.  Except for those Employees with Employee Agreements, each Employee’s employment for Company is “at-will.”

(b)       Except as set forth on Schedule 4.18(b), Company has no obligation to pay any Employee any severance or similar payments.  A list of agreements between Employees and Company (“Employee Agreements”) are set forth on Schedule 4.18(b).

(c)       The Company is not a party to or bound by any collective bargaining agreement and no collective bargaining agreement covering Company’s employees is currently being negotiated.

(d)       No dispute with or claim against Company relating to any labor or employment matter including employment practices, discrimination, terms and conditions of employment, or wages and hours is outstanding or, to the best of Company’s and Seller’s knowledge, is threatened.  There is no claim or petition pending before, or any claim or petition made to, any governmental or regulatory authority including, but not limited to, the Equal Employment Opportunity Commission, against Company with respect to any labor or employment matter, except as set forth on Schedule 4.18(d).

(e)       All individuals who are performing or who have performed consulting services have been correctly classified by Company as employees or independent contractors, as the case may be.

4.19     Employee Benefit Plans.

(a)       No action or failure to take an action by Company, any Affiliate of Company (including affiliates by reason of Sections 414(b), 414(c) or 414(m) of the Code (“ERISA Affiliates”), or any other person, and no facts or circumstances exist that, could directly or indirectly subject Purchaser, Company or any of their respective Affiliates (or any of their employees or directors) to any Liability of any nature with respect to any pension, profit-sharing, welfare, hospitalization, insurance, bonus, incentive, perquisite, paid time off, severance, employment or other benefit plan, policy practice or agreement which is now, or has been at any time, sponsored, maintained, contributed to, or required to be contributed to by Company or any of its ERISA Affiliates, to which Company or any of its ERISA Affiliates are a party, or with respect to which Company or any of its ERISA Affiliates has or could have any Liability of any nature (each such plan, policy, practice or agreement is referred to herein as a “Benefit Plan”).

(b)       The only Benefit Plans sponsored or maintained by Company that are subject to ERISA are those set forth on Schedule 4.19(b).  Neither Company nor any ERISA Affiliate has ever sponsored, maintained, contributed to or had any, and has not withdrawn from any, obligation to contribute any, and has not withdrawn from any, Benefit Plan subject to Section 412 of the Code, or Title IV of ERISA, or intended to be qualified under Section 401(a) of the Code.  No Employee is employed outside the United States, and no Benefit Plan is subject to the laws of any foreign jurisdiction.

(c)       Except as set forth on Schedule 4.19(c), all Benefit Plans of Company have been maintained in accordance with applicable law.

(d)       The Benefit Plans sponsored by Company or any ERISA Affiliate have complied with all COBRA obligations.

4.20         Insurance. Schedule 4.20 contains a list of all policies of liability, environmental, crime, fidelity, life, fire, workers’ compensation, health, director and officer liability and all other forms of insurance currently owned or held by Company or to which Company is a named insured or otherwise the beneficiary, and identifies for each such policy: the underwriter, the name of the policy holder, policy number, retroactive premium adjustments or other loss sharing arrangements, expiration date, and deductible amount. All of the insurance policies listed on Schedule 4.20 are outstanding and in full force and effect, and Company is not delinquent in the payment of any premiums with respect to such policies.

4.21         Related Party Transactions. To the best of Company’s and Seller’s knowledge, no officer or director of Company, no security holder of Company, no Affiliate of Company or Seller, and no member of any of such Persons’ or Seller’s respective immediate families, is, directly or indirectly, a party to or interested in any Contract, except to the extent disclosed to Purchaser prior to the date of this Agreement.

4.22         Bank Accounts. Immediately following the Effective Time, Company’s bank accounts will be closed.

4.23         Privacy and Security. To the best of Company’s and Seller’s knowledge, Company complies (and requires and monitors the compliance of applicable third parties) with all U.S., state, foreign and multinational Laws (including the Children’s Online Privacy Protection Act, California S.B. 27, California Consumer Spyware Act, Utah Spyware Control Act and California Civil Code 1798.81.5), reputable industry practice, standards, self-governing rules and policies and their own published, posted and internal agreements and policies (which are in conformance with reputable industry practice) (“Privacy Laws”) with respect to: (i) personally identifiable information (including but not limited to name, address, telephone number, electronic mail address, social security number, bank account number or credit card number), sensitive personal information and any special categories of personal information regulated thereunder or covered thereby (“Personal Information”) (including such Personal Information of visitors who use Company’s websites, clients and distributors), whether any of same is accessed or used by Company or any of its business partners; (ii) non-personally identifiable information (including such Personal Information of visitors who use Company’s websites, clients and distributors), whether any of same is accessed or used by Company or any of its business partners; (iii) spyware and adware; (iv) the procurement and/or placement of advertising from or with reputable Persons and websites; (v) the use of Internet searches associated with or using particular worth or terms; (vi) the sending of solicited or unsolicited electronic mail messages; and (vii) privacy generally.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser represents and warrants to Seller and Company, unless otherwise expressly stated, that the statements contained in this Article V are true and correct as of the date hereof.

5.1            Organization and Standing of Purchaser.

Purchaser (i) is duly formed, validly existing and in good standing under the laws of its state of organization, (ii) is duly qualified and authorized to do business in each jurisdiction where it conducts business, owns property or has employees, (iii) has the power and is entitled to carry on its business as now being conducted and (iv) is authorized to enter into and perform this Agreement and the Transaction Documents entered into or to be entered into and performed by Purchaser.

5.2           Authorization.

(a)          This Agreement, the Transaction Documents delivered or to be delivered by Purchaser and the Transactions have been duly authorized by all action required to be taken on the part of Purchaser.

(b)          Purchaser has full capacity, power and authority to execute and deliver this Agreement and the Transaction Documents.

(c)          This Agreement and each of the Transaction Documents entered into or to be entered into and performed by Purchaser are and shall be legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

5.3           Noncontravention of Contemplated Transactions; Consents and Government Approvals. The execution, delivery and performance of this Agreement and the Transaction Documents delivered or to be delivered pursuant to this Agreement by Purchaser and the consummation thereof do not and will not (a) violate any Requirements of Law applicable to Purchaser or any Order to which Purchaser is subject or by which the properties of Purchaser are bound, or (b) violate Purchaser’s certificate of incorporation or bylaws. Except as set forth on Schedule 5.3, no Consent or Regulatory Approval is required for Purchaser to enter into and perform this Agreement or any of the Transaction Documents to be executed by Purchaser, or in connection with Purchaser’s consummation of the Transactions.

5.4           Litigation. There is no suit, claim, action or proceeding pending or, to the best of Purchaser’s knowledge, threatened against or affecting either Purchaser which would, individually or in the aggregate, adversely affect or restrict the ability of Purchaser to consummate fully the Transactions.

5.5           Authorized Shares. Purchaser has sufficient shares of Purchaser Stock authorized to deliver the Initial Acquisition Consideration, free and clear of all Liens.

ARTICLE VI.
COVENANTS

6.1           Public Announcements. Seller and Company, on the one hand, and Purchaser, on the other hand, shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Acquisition or any of the Transactions. Without limiting the generality of the foregoing, neither Seller or Company, on the one hand, nor Purchaser, on the other hand, shall, and neither shall permit any of its respective Affiliates to, make any disclosure regarding the Acquisition or any of the Transactions prior to Closing unless (a) the other parties shall have approved such disclosure, or (b) such disclosure is required by applicable law, in which case the disclosing party shall use its reasonable best efforts to consult with the other parties before issuing any such release or making any such public statement.

6.2           Consents. Purchaser acknowledges that certain consents and waivers with respect to the Transactions may be required from parties to Contracts to which Company is a party, and that such consents and waivers have not been obtained. However, Purchaser agrees that Seller, Company, and their respective Affiliates shall not have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any consents or waivers related to Customer Contracts that may be required in connection with the transactions contemplated hereby or because of the termination of any Customer Contract as a result thereof. Purchaser further agrees that no representation, warranty or covenant of Seller or Company contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (a) the failure to obtain any such consent or waiver in connection with a Customer Contract, (b) any such termination of a Customer Contract, or (c) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such termination in connection with a Customer Contract. Seller shall cooperate with Purchaser and use commercially reasonable efforts, in connection with Purchaser obtaining any such consents and waivers; provided, however, that such cooperation shall not include any requirement of Purchaser or Company to expend money, commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party.

6.3           Conduct of Business. During the period from the date hereof and continuing until the Effective Time, except with the consent of Purchaser (which shall not be unreasonably withheld), Seller and Company shall cause Company to:

(a)          carry on the business of Company in the same manner as presently conducted and to keep Company’s business organization and properties intact;

(b)          promptly (once Company or Seller obtains knowledge thereof) inform Purchaser in writing of any breach of the representations and warranties contained in Article IV hereof;

(c)          cooperate with Purchaser and use commercially reasonable efforts and take such actions to cause the conditions to Purchaser’s obligation to close to be satisfied (including, without limitation, the execution and delivery of all agreements contemplated hereunder to be so executed and delivered and the making and obtaining of all third party and governmental filings, authorizations, approvals, consents, releases and terminations required to be obtained by Company hereunder);

(d)          not incur any Indebtedness for borrowed money or capitalized lease obligations, other than in the ordinary course of business;

(e)         not make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Company, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the present or future Tax liability or decreasing any present or future Tax asset of Company; and

(f)          not enter into any new material Contracts which would have been required to be disclosed under Section 4.11 if such new material Contract had been entered into prior to the date of the Agreement.

6.4           Employee Benefits.

(a)          Company hereby agrees to assume, honor and maintain without any materially adverse amendment thereto, and Purchaser hereby agrees to cause the Company to assume, honor and maintain without any materially adverse amendment thereto (except as may be required by applicable law), for a period of one year immediately following the Effective Time, each Benefit Plan and Employee Agreement and each other agreement identified in Schedules 4.18(b) and 4.19(b) for the benefit of the employees of Company, and to make required payments when due under each such Benefit Plan and Employee Agreement.

(b)          No Employee who becomes an employee of the Company following the Effective Time (a “Continuing Employee”) shall be deemed to be a third-party beneficiary to this Agreement. Nothing in this Section 6.4 or elsewhere in this Agreement shall be construed to create a right of any Employee to employment with the Company following the Effective Time, and employment of any Continuing Employee shall be “at-will” except as otherwise may be provided in any of the Employment Agreements set forth in Schedule 4.18(b).

6.5           Directors’ and Officers’ Insurance and Indemnification.

(a)         The certificate of incorporation and bylaws of the Company shall provide for indemnification to the fullest extent permitted by and in accordance with the Delaware General Corporation Law, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time (provided that in the event any claim is asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim shall continue until final disposition of any such claim) in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Closing Date were directors or officers of Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement).

(b)          Purchaser agrees that at all times after the Closing Date it shall, and shall cause the Company to, indemnify each person who is now, or has been at any time within two (2) years prior to the date hereof, a director or officer of Company (collectively, the “Indemnified Officers and Directors”), to the full extent permitted by the law of the State of Delaware, with respect to any claim, liability, loss, damage, cost or expense, whenever asserted or claimed, based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Effective Time; provided however, Purchaser shall have no obligation under this Section 6.5 to indemnify a director or officer of Company for claims arising from or relating in material part to fraud, gross negligence or intentional misconduct on the part of such director or officer. If the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or Acquisition or (ii) transfers all or substantially all of its properties and assets to any person, or if Purchaser sells or otherwise disposes of all or substantially all of its equity interest in the Company or otherwise disposes of control of the Company, then and in each such case proper provision shall be made so that the successors and assigns of the Company, Purchaser or both, as the case may be, assume the obligations set forth in this Section 6.5 for the benefit of the Indemnified Officers and Directors. The provisions of this Section 6.5 are intended to be for the benefit of, and enforceable by, each such Indemnified Officer and Director of Company immediately prior to the Effective Time and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any such party and his or her heirs and representatives may have under the certificate of incorporation or bylaws of Company or any contract or applicable law and shall be enforceable by all such parties.

6.6           Tax Matters.

(a)          Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Company for all Tax periods which begin before the Effective Time and end on or prior to the Effective Time. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all Tax periods which include (but do not end on) the Effective Time. All such Tax Returns shall be prepared in a manner consistent with all prior Tax Returns of Company, including, without limitation, the consistent use of any accounting treatment, except to the extent required by law. The party preparing a Tax Return pursuant to this Section 6.6(a) shall permit the other party to review and comment on such Tax Return prior to filing and shall make such revisions as are reasonably requested by such other party.

(b)          Purchaser and Seller shall, and shall cause their respective subsidiaries and Affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return pursuant to this Section 6.6, amended Tax Return or claim for refund, determining liability for Taxes or a right to refund of Taxes, or in conducting any audit, litigation or other proceeding with respect to Taxes. Purchaser and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

6.7           Further Assurances. Each party hereto agrees not to (a) take any action that would, or is reasonably likely to, prevent or impede the Acquisition from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (b) take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing Date, (ii) any of the conditions to the Transaction set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

6.8           Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the Treasury Regulations. From and after the date of this Agreement and until the Effective Time, each party to this Agreement shall use its reasonable best efforts to cause the Acquisition to qualify, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken which could prevent the Acquisition from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, neither Seller, the Company nor any Affiliate thereof shall knowingly take any action or cause any action to be taken which would cause the Acquisition to fail to so qualify as a reorganization under Section 368(a) of the Code.

6.9           Further Actions. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, and to execute and deliver such documents and other instruments or papers as may be required to carry out the provisions of this Agreement and to consummate and render effective the transactions contemplated by this Agreement.

6.10         Tax Refunds. Any Tax refunds that are received by Purchaser and any refunds, overpayments, or tax credits credited against Tax for taxable periods ending on or before the Effective Time to which Purchaser becomes entitled, which such refunds, overpayments or tax credits credited relate to taxable periods of Company (or portions thereof in the case of a straddle period) ending on or before the Effective Time shall be for the account of Seller and Purchaser shall pay over to Seller an amount of cash equal to the actual cash received or the Tax refund or overpayment actually credited in excess of what it would have received or had credited in the absence of any such refund or credit within fifteen (15) days of the receipt of such benefit.”

ARTICLE VII.
CLOSING DELIVERIES AND CONDITIONS

7.1           Seller Conditions to Closing. At or prior to the Closing, unless waived by Seller:

(a)         (i) No material law or Order shall have been enacted, entered, issued, promulgated or enforced by any Governmental Entity that prohibits or restrains any of the Transactions and (ii) no material action shall have been commenced by or before any Governmental Entity that seeks to restrain or materially and adversely alter the Transactions that in the reasonable good faith determination of Seller would render it unlawful to consummate the transactions contemplated by this Agreement.

(b)         The representations and warranties of Purchaser contained herein shall be true and correct in all material respects, with respect to representations and warranties not qualified by materiality, or in all respects, with respect to representations and warranties qualified by materiality, as of the Closing Date as though made on and as of the Closing Date and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, unless such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date.

(c)         Purchaser shall have performed all obligations and complied with all covenants set forth in this Agreement that are required to be performed or complied with by it at or prior to the Closing Date in all material respects.

(d)          Purchaser shall deliver to Seller all of the following:

(i) a certificate of Purchaser signed by an authorized officer of Purchaser to the effect that the conditions in Section 7.1(b) and Section 7.1(c) have been satisfied;

   (ii)         a certificate of an executive officer of Purchaser certifying to a true and correct copy of the resolutions of the Board of Directors of Purchaser approving the Transactions, and certifying that such resolutions are in full force and effect; and

(iii) a stock certificate representing the Initial Acquisition Consideration.

7.2           Purchaser Conditions to Closing. At or prior to Closing, unless waived by Purchaser:

(a)          (i) No material law or Order shall have been enacted, entered, issued, promulgated or enforced by any Governmental Entity that prohibits or restrains any of the Transactions and (ii) no material action shall have been commenced by or before any Governmental Entity that seeks to restrain or materially and adversely alter the Transactions that in the reasonable good faith determination of Purchaser would render it unlawful to consummate the Transactions.

(b)          The representations and warranties of Seller and Company contained herein shall be true and correct in all material respects, with respect to representations and warranties not qualified by materiality, or in all respects, with respect to representations and warranties qualified by materiality, as of the Closing Date as though made on and as of the Closing Date and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, unless such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date.

(c)          Seller and Company shall have performed all obligations and complied with all covenants set forth in this Agreement that are required to be performed or complied with by it at or prior to the Closing Date in all material respects.

(d)          Seller and Company shall deliver to Purchaser all of the following:

(i)          written resignations of all officers and directors of Company, effective as of the Closing Date;

(ii)          a certificate of the Seller and Company signed by Seller and an authorized officer of Company to the effect that the conditions in Section 7.2(b) and Section 7.2(c) have been satisfied;

(iii)         a certificate of an executive officer of Company certifying to true and correct copies of the organizational documents of Company and certifying to a true and correct copy of the resolutions of the Board of Directors and of the sole stockholder of Company approving the Transactions, and certifying that such resolutions are in full force and effect;

(iv)         a certificate of good standing (or comparable certificates, including certificates of existence) as of a recent date with respect to Company issued by the appropriate Governmental Entity in each state where Company is organized;

(v)          the Books and Records of Company; and

(vi)         all other documents, instruments, certificates or other items required to be delivered at the Closing by Company or Seller pursuant to this Agreement.

(e)         Purchaser shall have received a fairness opinion from Business Valuation Advisors LLC in connection with the Acquisition that is acceptable to Purchaser in its reasonable discretion.

ARTICLE VIII.
INDEMNIFICATION

8.1          Seller’s Indemnification. From and after the Closing, Seller shall indemnify Purchaser, Company, and their respective officers, directors, employees, agents, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) and hold each of them harmless from and against and pay on behalf of or reimburse such Purchaser Indemnitees in respect of any loss, diminution in value, Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims (including, without limitation, interest, penalties, reasonable attorneys’, accountants’ and other professionals’ fees and expenses, court costs and all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, “Losses” and individually, a “Loss”) which any such Purchaser Indemnitee may suffer, sustain or become subject to, as a result of in connection with, relating or incidental to or by virtue of:

(a)         any breach of any representation or warranty made by Seller or Company contained in this Agreement, any misrepresentation made in the officer’s certificate delivered pursuant to Section 7.2, or the assertion by any third party of facts which, if proven, would constitute any such misrepresentation or breach (it being understood that for purposes of determining a breach of any representation or warranty, such breach shall be determined without regard to any materiality qualifier contained in such misrepresentation or warranty);

(b)          the breach of any covenant or agreement made by Seller or Company contained in this Agreement, or the assertion by any third party of facts which, if proven, would constitute any such breach;

(c)          any Tax incurred by Company prior to the Effective Time (for purposes of this clause (c), in the case of any Tax Return for a period beginning before and ending after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the close of the Effective Time shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, (y) imposed in connection with the sale or other transfer or assignment of property (real or personal, tangible or intangible), (z) employment, social security or other similar taxes, deemed equal to the amount which would be payable if the taxable year ended on the end of the Effective Time; and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item (e.g., ad valorem property taxes), deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the end of the Effective Time, and the denominator of which is the number of calendar days in the entire period); and

(d)           the Specified Litigation.

8.2          Purchaser’s Indemnification. Purchaser shall indemnify Seller and his agents, representatives, successors and permitted assigns (collectively, the “Seller Indemnitees”) and hold each of them harmless from and against and pay on behalf of or reimburse Seller Indemnitees in respect of any Loss which any such Seller Indemnitee may suffer, sustain or become subject to, as the result of, in connection with, relating to or incidental to or by virtue of:

(a)          the breach by Purchaser of any representation or warranty made by Purchaser contained in this Agreement, any misrepresentation made in the officer’s certificate delivered pursuant to Section 7.1, or the assertion by any third party of facts which, if proven, would constitute any such misrepresentation or breach (it being understood that for purposes of determining a breach of any representation or warranty, such breach shall be determined without regard to any materiality qualifier contained in such misrepresentation or warranty); or

(b)         the breach of any covenant or agreement made by Purchaser contained in this Agreement, or the assertion by any third party of facts which, if proven, would constitute any such breach.

8.3          Procedure. If a Party hereto seeks indemnification under this Article VIII, such Party (the “Indemnified Party”) shall give written notice to the other party(ies) (the “Indemnifying Party”) promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it by a third party or discovering the liability, obligation or facts giving rise to such claim for indemnification (such claim a “Third-Party Claim”), describing the claim, and the basis thereof, together with the amount of, or if not then reasonably ascertainable, the estimated amount, determined in good faith, of the Indemnified Party’s Losses in respect of such Third-Party Claim (such notice, the “Claim Notice”); provided that the failure to promptly provide to the Indemnifying Party the Claim Notice shall not relieve the Indemnifying Party of its or his Liabilities hereunder except to the extent such failure shall have harmed the Indemnifying Party. In that regard, if any Third Party Claim shall be brought or asserted which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to Article VIII, the Indemnified Party shall promptly provide a Claim Notice to the Indemnifying Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party accepts or disputes its Liability to the Indemnified Party under Article VIII, and, if it accepts such Liability, subject to Section 8.8, whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third-Party Claim, provided, however, that the Indemnifying Party shall only be permitted to assume such defense so long as (a) such Third-Party Claim involves only monetary damages and does not seek an injunction or other equitable relief (and does not involve criminal or quasi-criminal allegations or a claim to which the Indemnified Party reasonably believes an adverse determination would be detrimental to or injure the Indemnified Party’s reputation or future business prospects) and (b) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently.

8.4           Defense by Indemnified Party. If (a) the Indemnifying Party disputes its Liability under Section 8.3, (b) the Indemnifying Party accepts its Liability under Section 8.3 but chooses not to defend the Third-Party Claim, (c) the Indemnifying Party chooses to defend the Third-Party Claim but any time thereafter fails to prosecute or defend vigorously and diligently or settle the Third-Party Claim or (d) the Indemnifying Party fails to give notice of its acceptance or dispute of its Liability within the Dispute Period, then the Indemnified Party will have the right (but not the obligation) to defend, at the sole cost and expense of the Indemnifying Party, the Third-Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith or will be settled at the discretion of the Indemnified Party. The Indemnified Party shall make its election whether or not to defend within ten (10) calendar days after the expiration of the Dispute Period (if it fails to give any notice whatsoever during this period, it shall be deemed to have elected not to defend). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third-Party Claim that the Indemnified Party is contesting. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 8.4, and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

8.5           Defense by IndemnifyingParty. If (a) the Indemnifying Party accepts its Liability to the Indemnified Party under Section 8.3 and notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third-Party Claim or (b) the Indemnified Party notifies (or is deemed to have notified) the Indemnifying Party that it chooses not to defend the Third-Party Claim, then the Indemnifying Party shall defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third-Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted or defended by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the prior written consent of the Indemnified Party in its sole discretion in the case of any settlement (i) that provides for any relief other than the payment of monetary damages, (ii) that provides for the payment of monetary damages as to which the Indemnified Party will not be indemnified in full pursuant to this Article VIII, (iii) that does not expressly unconditionally release the Indemnified Party from all Liabilities with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice, or (iv) that could adversely affect any Tax or other Liability of any Indemnified Party). Subject to the immediately preceding sentence, the Indemnifying Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the cost and expense of the Indemnifying Party, at any time prior to the Indemnifying Party’s delivery of the notice (or deemed notice) referred to in the first sentence of this Section 8.5, file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests. If requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third-Party Claim that the Indemnifying Party elects to contest.

8.6           Non-Third-Party Claims. In the event any Indemnified Party should have a claim under Article VIII against any Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure or delay by any Indemnified Party to give the Indemnity Notice shall not impair such Party’s rights hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure or delay. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss identified in the Indemnity Notice will be conclusively deemed a Liability of the Indemnified Party under Article VIII and subject to Section 8.8. If the Indemnifying Party has timely disputed its Liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations within forty-five (45) days of receipt of notice of dispute of Liability with respect to such claim, such dispute shall be resolved by litigation in a court of competent jurisdiction.

8.7           Payments. The Indemnifying Party shall pay the Indemnified Party in immediately available funds promptly after the Indemnified Party provides the Indemnifying Party with written notice of a claim hereunder and the Parties reasonably agree that there is a reasonable basis for such claim or the claim has been defended and resolved by a final, non-appealable resolution pursuant to the terms of this Article VIII.

8.8           Limitations on Recoverable Losses. Notwithstanding anything to the contrary set forth herein, indemnification pursuant to this Article VIII shall be the sole remedy of the Parties for any breach of this Agreement or any other Losses relating to this Agreement and the transactions contemplated hereby; provided, however, that nothing in this Agreement (including this Section 8.8) shall limit or restrict any of the Indemnifying Party’s right to maintain or recover any amounts in connection with any action or claim based upon fraud or deceit or any remedy which might otherwise be available pursuant to applicable federal or state securities laws, including any relief which might otherwise be available pursuant to Section 10(b)(5) of the Exchange Act or any state law analog thereof. Seller’s aggregate liability for all (a) Losses under Section 8.1(a), other than Section 4.17 (Tax Matters) and the Fundamental Representations, shall not, exceed the sum of Three Million Dollars ($3,000,000) (the “Cap”) (b) Losses under Section 8.1(a) pursuant to violations of Section 4.17 (Tax Matters) and under Section 8.1(c) shall not exceed the sum of Five Million Dollars ($5,000,000) (the “Tax Representation Indemnity Cap”) (c) Losses under Section 8.1(a) pursuant to the Fundamental Representations shall be unlimited; provided, however, that Losses arising out of or caused by the following shall not be subject to, or limited by, the Cap, the Tax Representation Indemnity Cap, or any other limitation on recovery set forth in this Agreement: (a) fraud or intentional misrepresentation of the Indemnifying Party, and (b) Losses under Sections 8.1(b) and (d). Notwithstanding anything herein to the contrary, payments made by the Indemnifying Party pursuant to Sections 8.1 and 8.2 shall be limited to the amount of Losses, if any, that remains after deducting therefrom (a) the Tax benefit actually realized (by cash received or reduction of tax paid) by the applicable Indemnified Parties arising from the incurrence or payment of such Losses (determined on a with and without basis) in the Tax year in which such losses are incurred, and (b) any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the Indemnified Parties from any third parties with respect thereto (less (i) the reasonably estimated amount of increased future premiums resulting therefrom, (ii) any “retro-premiums” obligations, (iii) any costs incurred in connection with such recovery and all deductibles and (iv) co-payments and similar obligations).

8.9           No Contribution. Without limiting the provisions of Section 6.5, Seller acknowledges and agrees that he shall not have and shall not exercise or assert (or attempt to exercise or assert) any right of contribution, right of indemnity or advancement of expenses or other right or remedy against Company in connection with any indemnification obligation or any other Liability to which Seller may become subject under or in connection with this Agreement or any other agreement or document delivered to Purchaser in connection with this Agreement.

8.10         Purchase Price Adjustment. Indemnification payments and any payments made pursuant to Section 6.10 shall be treated by the parties as an adjustment to the purchase price, unless otherwise required by Law.

8.11         Holdback Shares. The Holdback Shares will be delivered to Seller on December 31, 2011, subject to the terms of this Section 8.11. Without limitation to the rights and remedies of Purchaser under this Article VIII., Purchaser shall have the right to be indemnified for Losses, at Purchaser’s sole option, by deducting from the Holdback Shares, shares of Purchaser Stock equal in value to such Losses, with the value for such purpose to be calculated at the lower of the price per share set forth in Section 3.1(d) and the then-existing market value of such shares (determined by Purchaser in good faith from such sources as Purchaser shall reasonably select).

ARTICLE IX.
TERMINATION

9.1           Termination of Agreement. This Agreement may be terminated and the Transactions abandoned at any time before the Closing as follows:

(a)         upon written notice from either Seller or Purchaser to the other on or after December 31, 2011 if the Closing will not have occurred by the close of business on such date, provided that the terminating party is not in material default of any of its obligations under this Agreement;

(b)          by mutual written consent of Seller and Purchaser;

(c)          by written notice from Purchaser to Company if there has been a Company Material Adverse Effect;

(d)          by Seller or Purchaser if there is in effect a final nonappealable Order of a Governmental Entity of competent jurisdiction restraining, enjoining, or otherwise prohibiting the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 9.1(d) will not be available to a party hereto if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(e)          by Purchaser, if Company or Seller shall have breached or failed to perform any of its representations, warranties, covenants, or agreements set forth in this Agreement or if any representation or warranty of Company or Seller will have become untrue, in either case such that the conditions set forth in Section 7.2(b) or 7.2(c) would not he satisfied and such breach is incapable of being cured or, if capable of being cured, will not have been cured within ten (10) days following receipt by Seller of notice of such breach from Purchaser; or

(f)          by Seller, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants, or agreements set forth in this Agreement or if any representation or warranty of Purchaser will have become untrue, in either case such that the conditions set forth in Section 7.1(b) or 7.1(c) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, will not have been cured within ten (10) days following receipt by Purchaser of notice of such breach from Seller.

9.2          Procedure Upon Termination. In the event of termination by Purchaser or Seller in accordance with Section 9.1, the terminating party will promptly give written notice of such termination to the other party hereto, and this Agreement will terminate, and the Transactions will be abandoned, without further action by Purchaser or Seller.

9.3          Effect of Termination. In the event that this Agreement is validly terminated as provided in this Article IX, each of the parties hereto will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Purchaser or Seller; provided, however, that (a) the obligations of the parties set forth in Section 6.1 and Article X will survive any such termination and will continue to be enforceable, and (b) nothing in this Section 9.3 will relieve a party hereto of any liability for a breach of this Agreement before the effective date of such termination.

ARTICLE X.
GENERAL

10.1         Usage. All terms defined herein have the meanings assigned to them herein for all purposes, and such meanings are equally applicable to both the singular and plural forms of the terms defined. “Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are, in fact, followed by such words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form. Any instrument or law defined or referred to herein means such instrument or law as from time to time amended, modified or supplemented, including (in the case of instruments) by waiver or consent and (in the case of any law) by succession of comparable successor laws and includes (in the case of instruments) references to all attachments thereto and instruments incorporated therein. References to a Person are, unless the context otherwise requires, also to its successors and assigns. Any term defined herein by reference to any instrument or law has such meaning whether or not such instrument or law is in effect. References in an instrument to “Article,” “Section” or another subdivision or to an attachment are, unless the context otherwise requires, to an article, section or subdivision of or an attachment to such instrument. References to any gender include, unless the context otherwise requires, references to all genders, and references to the singular include, unless the context otherwise requires, references to the plural and vice versa.

10.2         Survival. Subject to Article VIII, the respective representations and warranties of Purchaser, Company, and Seller contained herein or in any certificates or other documents delivered prior to or as of the Closing Date shall survive until December 31, 2012; provided, however, that the Fundamental Representations and shall survive perpetually, and the representations and warranties set forth in Section 4.10 (Environmental), Section 4.14 (Absence of Restrictions; Compliance with Law; Permits), Section 4.17 (Tax Matters) and Section 4.19 (Employee Benefit Plans) shall survive for the applicable statute of limitations. Subject to Article VIII, the covenants and agreements of the parties hereto (including the Company after the Acquisition) shall survive the Closing without limitation (except for those which, by their terms, contemplate a shorter survival period).

10.3         Costs and Expenses. Each party hereto shall bear its own costs and expenses in connection with this Agreement and the Transactions including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the Transactions are consummated; provided, however, that Seller shall pay for all Company expenses related thereto.

10.4         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

10.5         Consent to Jurisdiction. Each party hereto irrevocably submits to the exclusive jurisdiction of any state or federal court located within the County of New York in the State of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, and agrees to commence any such action, suit or proceeding only in such courts. Each party hereto further agrees that service of any process, summons, notice or document by United States registered mail to such party’s respective address set forth herein shall be effective service of process for any such action, suit or proceeding. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

10.6         Successors and Assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties. Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.7         Notices. Any notice or other communication hereunder must be given in writing and shall be deemed delivered (a) upon delivery if sent by facsimile transmission (confirmed by any of the methods that follow in clauses (b) or (c) hereof), (b) upon delivery if sent by overnight courier service (with proof of service) or hand delivery and (c) three days after mailing by certified or registered mail (return receipt requested and first-class postage prepaid) and addressed as follows:

If to Seller or (prior to Closing) Company:	160 Broadway, 15th Floor
New York, NY 100308
Attention: Robert Cassera
	Telecopier No.:	(212) 346-9601
	Telephone No.:	(212) 346-7960

If to Purchaser or
(after Closing) Company:	Corporate Resource Services, Inc.
160 Broadway, 11th Floor
New York, NY 10038
Attention: [Jay Schecter]
	Telecopier No.:	(212) 346-9601
	Telephone No.:	(212) 346-7960

With copies to:	Corporate Resource Services, Inc.
160 Broadway, 11th Floor
New York, NY 10038
Attention: General Counsel
	Telecopier No.:	(212) 346-9601
	Telephone No.:	(212) 346-7960

and

Polsinelli Shughart PC
1717 McKinney, Suite 700
Dallas, TX 75202
Attention: William E. Swart
	Telecopier No.:	(214) 594-5512
	Telephone No.:	(214) 397-0015

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date received.

10.8         Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Agreement to the extent permitted by law shall remain in full force and effect provided that the essential terms and conditions of this Agreement for the parties hereto remain valid, binding and enforceable and provided that the economic and legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. In event of any such determination, the parties hereto agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof. To the extent permitted by law, the parties hereto hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

10.9         Representation by Counsel; No Inferences. The parties hereto each acknowledge that each party has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in any portions of this Agreement against the party that drafted it has no application and is expressly waived. If any provision of this Agreement is, in the judgment of the trier of fact, ambiguous or unclear, that provision shall be interpreted in a reasonable manner to effect the intent of the parties.

10.10       Divisions and Headings. The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

10.11      No Third-party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement other than the Indemnified Officers and Directors, to the extent set forth in Section 6.5 (which Section 6.5 is intended for the benefit of such persons covered thereby and may be enforced by such persons). Nothing in this Agreement is intended to relieve or discharge the obligation of any third person to any party to this Agreement.

10.12       Amendment and Waiver. This Agreement and any disclosure schedule or Exhibit attached hereto may be amended only by agreement in writing of all parties hereto. No waiver of any provision nor consent to any exception to the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party hereto to be bound and then only to the specific purpose, extent and instance so provided. No failure on the part of any party hereto to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

10.13       Knowledge. Whenever any statement herein or in any disclosure schedule, Exhibit, certificate or other document delivered to any party pursuant to this Agreement is made “to its knowledge” or words of similar intent or effect of any party or its representative, the Person making such statement shall be accountable only for facts and other information, which as of the date the representation is given, are actually known or could be known upon a reasonable investigation by the Person making such statement, which with respect to any Persons that are corporations, means the knowledge of its executive officers.

10.14       Schedules. Each disclosure schedule delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement, although the disclosure schedules need not be attached to each copy of this Agreement. The mere inclusion of an item in a disclosure schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents an exception or material fact, event or circumstance or that such item has or may have a Company Material Adverse Effect. Further, any fact or item which is clearly disclosed in any Section of the disclosure schedule in such a way as to make its relevance or applicability to information called for by another Section of the disclosure schedule or other Sections of the disclosure schedule reasonably apparent shall be deemed to be disclosed on such other Section or Sections, as the case may be, notwithstanding the omission of a reference or cross- reference thereto.

10.15      Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party. The exchange of a fully executed Agreement (in counterparts or otherwise) and any amendment hereto or any other agreement (or document) delivered pursuant hereto by fax or email transmission shall be sufficient to the bind the parties to the terms and conditions of this Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto.

10.16       Entire Agreement. This Agreement (including the disclosure schedules hereto, which are incorporated herein by reference and made a part hereof) and the Transaction Documents constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the parties hereto, written or oral, with respect to such subject matter.

[SIGNATURE PAGE TO FOLLOW]

          IN WITNESS WHERE OF, the parties hereto have caused this Agreement to be executed in multiple originals by their authorized officers, all as of the date and year first above written.

CORPORATE RESOURCE SERVICES, INC.

By:	/s/ Jay H. Schecter
	Name:	Jay H. Schecter
	Title:	CEO

TS STAFFING SERVICES, INC.

By:	/s/ Robert Cassera
	Name:	Robert Cassera
	Title:	President

/s/ Robert Cassera
Robert Cassera, individually

[Signature Page to Acquisition and Share Exchange Agreement]

Disclosure Schedules to the
Acquisition and Share Exchange Agreement

The following Disclosure Schedules are provided pursuant to that certain Acquisition and Share Exchange Agreement (the “Agreement”) made and entered into as of November 21, 2011, by and among CORPORATE RESOURCE SERVICES, INC., a Delaware corporation, TS STAFFING SERVICES, INC., a Texas corporation and wholly owned subsidiary of Purchaser, and ROBERT CASSERA, the sole stockholder of the Company.

Capitalized terms not otherwise defined in these Disclosure Schedules shall have the meaning set forth in the Agreement.

Schedule 3.4
Specified Litigation

●
Industrial Apple, Inc. v. Tri-State Staffing, Inc., Robert Cassera, individually and as a Successor and Trustee of Tri-State Staffing, Inc. and TS Staffing Corp.: pending in Superior Court of the State of California, for the County of Los Angeles, No. BC 444841. Contract dispute, Industrial Apple is alleging that Tri-State Staffing, Inc. et al owes them monies pursuant to an Asset Purchase Agreement; TS is claiming that it was defrauded by Industrial Apple, Inc.

Schedule 4.3(b)
Other Capital Stock

None.

Schedule 4.3(c)
Subsidiaries

STS Group, Inc.

Schedule 4.3(d)
Locations

●	Bellflower, CA.- 17228 Lakewood Blvd. 90706
●	Chino, CA- 13641 Central Ave, Suite B, 91710
●	El Monte, CA- 10691 E. Valley Blvd. 91731
●	Oxnard, CA- 500 E. Esplande Drive, Suite 106- 93036
●	Santa Fe Springs, CA- 10002 Pioneer Blvd. Suite 101, 90670
●	West Covina. CA- 410 S. Merced Ave, Suite E
●	Deerfield, FL - 478 West Hillsboro Blvd, Deerfield, FL. 33441
●	Ft. Lauderdale, FL. - 3331 East Oakland Park Blvd, Ft. Lauderdale, FL 33308
●	Ft. Lauderdale, FL. - 3351 East Oakland Park Blvd, Ft. Lauderdale, FL 33308
●	Orlando, Fl.- 4343 S. Orange Blossom Trl, 32839
●	Miami, FL - 150 S. E. 2nd Ave, Suite 801, Miami, FL. 33131
●	Miami, Fl- Coporate Staffing Resources, 7500 N.W. 25th St/ Suite 109 33122
●	St. Petersburg - 3328 49th Street N #100, St. Petersburg, FL 33710
●	Tallahassee, FL. - 325 John Knox Rd., Bldg C-115, Tallahassee, FL 32303
●	Hartwell, GA- 11 South Forrest Ave, 30643
●	Chicago, IL- 2561 W. Fullerton Ave, 60647
●	Ann Arbor, MI - 6360 Jackson Road, Ann Arbor, MI 48103
●	Charlotte, NC - 2136 Ayrsley Town Blvd., Suite B, Charlotte, NC 28273
●	Rochester, NY- 90 Canal Park Office Complex, Suite D, Rochester, NY 14626
●	Allentown, PA - 1150 Glenivet Drive, Suite A16, Allentown, PA 08106
●	Pittston, PA- 49 South Main St., Suite 310, 18640
●	Tunkhannock, PA- 112 Warren St., 18657
●	San Antonio, TX- (PBS) 206 San Pedro, Suite 315, 78205

Schedule 4.4(a)
Violations and Conflicts

None.

Schedule 4.4(b)
Consents or Regulatory Approval

None.

Schedule 4.5
Financial Information

Please see attached.

Schedule 4.6
Indebtedness

All Indebtedness described in the Financial Information.

Settlement Agreement and Release with David Yssaga---$9,500.00 payable in two equal installments of $4,750.00. The first payment was made upon execution of the Agreement. The final installment is to be paid on November 22, 2011.

Schedule 4.8
Unexpired Leases; Permitted Liens

Leased Properties:

There are no material leased properties other than those listed on Schedule 4.9(a).

Permitted Liens:

Liens in favor of Wells Fargo Bank, N.A.

Schedule 4.9(a)
Leased Real Property

BRANCH LOCATIONS	LEASE PERIOD & TERMS	SECURITY DEPOSIT	RENT	SQ. FT.
Bellflower, CA.- 17228 Lakewood Blvd. 90706	3/1/11- 2/29/12	$1,667.50	Base Rent- $2,175/mo. ($26,100/yr)	1450 sq. ft.
Chino, CA- 13641 Central Ave, Suite B, 91710	11/1/08- 10/31/11	$9,400	Base Rent $4,890/mo. (58,680/yr)	2,352 sq. ft.
El Monte, CA- 10691 E. Valley Blvd. 91731	12/11/10- 12/10/11	$2,300	$2,300/mo. (27,600/yr)
Oxnard, CA- 500 E. Esplande Drive, Suite 106- 93036	6/23/08- 6/30/11	$2,062.55	Year 1- $1,944.15/mo.; Year 2- $2,002.47/mo.; Year 3- $2,062.55/mo.	997 sq. ft.
Santa Fe Springs, CA- 10002 Pioneer Blvd. Suite 101, 90670	7/31/2011		$3,171/mo. (38,052/yr.)	2525 sq. ft.

West Covina. CA - 410 S. Merced Ave, Suite E	5/31/2013	Rolled over from Original lease	$4,000/mo.
Deerfield, FL - 478 West Hillsboro Blvd, Deerfield, FL. 33441	4/8/1995		2434.46
Ft. Lauderdale, FL. - 3331 East Oakland Park Blvd, Ft. Lauderdale, FL 33308	6/30/2011	$2,000	1400 plus tax	N/A
Ft. Lauderdale, FL. - 3351 East Oakland Park Blvd, Ft. Lauderdale, FL 33308	5/1/2011	1158.75		N/A
Orlando, Fl.- 4343 S. Orange Blossom Trl, 32839	5/31/2010		$l,704/mo.	2600 sq. ft.
Miami, FL- 150 S. E. 2nd Ave, Suite 801, Miami, FL. 33131	11/1/08 - 7/31/2013	5390.84	3230.5	n/a
Miami, Fl- Coporate Staffing Resources, 7500 N.W. 25th St/ Suite 109 33122	5/1/11- 4/30/12	$6,490.50	$3244.50/mo. 5% Annual Increase	1,634 sq. ft.
St. Petersburg - 3328 49th Street N #100, St. Petersburg, FL 33710	2/15/2010 - 2/14/2013		$2600 per mo/ $31200 yr plus sales tax - $2782	2600 sq. ft.

Tallahassee, FL. - 325 John Knox Rd., Bldg C-115, Tallahassee, FL 32303			1514.23 mo	n/a
Hartwell, GA- 11 South Forrest Ave, 30643	3/1/11- 4/1/2012		$500/mo. (6,000/yr)	1152 sq. ft.
Chicago, IL- 2561 W. Fullerton Ave, 60647	6/1/09- 5/31/10	$1,300	$1300/mo. (15,600/yr)
Ann Arbor, MI - 6360 Jackson Road, Ann Arbor, MI 48103	10/1/11 - 9/31/13		$1800 1st 12 mo’s, $2000 for 2nd 12 mo’s and $2200 thereafter	1550 sq. ft.
Charlotte, NC - 2136 Ayrsley Town Blvd., Suite B, Charlotte, NC 28273	9/16/08 to 9/15/14	$2185.45 year one	$2185.45 year one
Rochester, NY- 90 Canal Park Office Complex, Suite D, Rochester, NY 14626	7/11/2011 - 7/11/2013	$1,200	$1200 plus cam charges for yr one and yr two	n/a
Allentown, PA - 1150 Glenivet Drive, Suite A16, Allentown, PA 08106	9/21/2010 - 2/21/2011		$15,900/yrly, $1325 mo.	1200 sq. ft.
Pittston, PA- 49 South Main St., Suite 310, 18640	10/1/10- 9/30/11	Rolled over from Original lease	$305/mo. (3,660/yr.)	294 sq. ft.
Tunkhannock, PA- 112 Warren St., 18657	10/1/10- 9/31/11		$425/mo. ($25/mo. For utilities) ($5,100/yr)	230 sq. ft.

Laredo, TX- (PBS) 9803 Sterling Loop, Suite 170, Laredo, TX 78045
San Antonio, TX- (PBS) 206 San Pedro, Suite 315, 78205	2/28/2009	$533	$1437.98/mo. (17,255.76/yr)	1369 SQ. FT.

Schedule 4.11
Material Contracts

●	NFI Industries
●	Damco Distribution Services, Inc.
●	FedEx Smartpost
●	Miami Dade County
●	LVLA Express
●	FMI Inc.
●	Citrusuco
●	Global Response
●	Leading Industry, Inc.
●	Dependable Highway Express DHE
●	Xcel Staffing
●	Employ Associates, Inc.
●	Rain Bird
●	Pacific Ridge Farms
●	Conair Corp/Allegro Division
●	McClancy Seasoning Company
●	Offset Paperback Manufacturers Inc.
●	California Multimodal LLC
●	Wetseal
●	Bradshaw International, Inc.
●	DHX
●	Vitran Logistics, Inc.
●	Basic Fibres Inc.
●	Silver Spring
●	City of Miami

Schedule 4.12
Intellectual Property; Software

None.

Schedule 4.13
Legal Proceedings

Please see Schedule 3.4.

Schedule 4.14
Restrictions; Permits; Licenses

STATE	Exp Date	Entity Filed By:	Business office Address	City, State, Zip
CA	12/3/2011	Tri-State Staffing	17228 Lakewood Blvd	Bellflower, CA 90706
CA	9/30/2011	Tri-State Staffing	13641 Central Ave Suite B	Chino, CA 91710
CA	applied	TS Staffing Corp	10691 E. Valley Blvd.,	El Monte, CA 91731
CA	6/30/2011	Tri-State Staffing	500 East Esplande Drive Suite106	Oxnard, CA 93036
CA	6/30/2012	Tri-State Staffing	10002 Pioneer Blvd, Suite 101	Santa Fe Springs, CA 90670
CA	12/31/2011	Tri-State Staffing	410 S. Merced Ave, Suite E	West Covina, CA 91790
FL	9/30/2012	Tri-State Employment	478 West Hillsboro Blvd	Deerfield, FL 33441
FL	applied	TS Staffing Corp	3331 East Oakland Park Blvd.	FT. Lauderdale, FL 33308
FL	9/30/2012	Tri-State Employment	3351 EAST OAKLAND PARK BLVD	FT. Lauderdale, FL 33308
FL	9/30/2011	TS Staffing Corp	7500 N.W. 25th Street, Suite 109	Miami, FL 33122
FL	9/30/2011	Tri-State Employment	150 S. E. 2nd Ave Suite 801	Miami, FL 33131
FL	9/30/2011	Tri-State Staffing	4343 S. Orange Blossom Trail	Orlando, FL 32839
FL	9/30/2012	Tri-State Staffing	3328 49th Street North, Suite 100	St. Petersburg, FL 33710
FL	9/30/2012	Tri-State Employment	325 John Knox Rd Bldg C-115	Tallahassee, FL 32303
GA	12/31/2011	Tri-State Staffing	11 South Forrest Ave	Hartwell, GA 30643
IL	11/15/2011	Tri-State Staffing	2561 W. Fullerton Ave	Chicago, II. 60647
Ml	applied	TS Staffing Corp	6360 Jackson Road	Ann Arbor, Ml 48103
NC	6/30/2012	Tri-State Staffing	2136 Ayrsley Town Blvd, Suite B	Charlotte, NC 28273
NY	applied	TS Staffing Corp	90 Canal Park Office Complete, Suite D	Rochester, NY 14626
PA	No Requirements Found	TS Staffing Corp	1150 Glenivet Drive, Suite A-16	Allentown, PA 08106
PA	No Requirements Found	Tri-State Staffing	49 South Main St., Suite 310	Pittson, PA 18640
PA	No Requirements Found	Tri-State Staffing	112 Warren Street	Tunkhannock, PA 18657
TX	Not Required	Tri-State Staffing	9803 Sterling Loop Suite 170	Laredo, TX 78045
TX	Not Required	Tri-State Staffing	206 San Pedro, Suite 315	San Antonio, TX 78205

TS Staffing Corp. also has a Garment License in California which expires May 19, 2012. Please see attached.

Schedule 4.16
Customers

●	NFI Industries	$16,945,679.08
●	Damco Distribution Services, Inc.	$7,031,183.13
●	FedEx Smartpost	$7,022,477.13
●	Miami Dade County	$6,759,808.55
●	LVLA Express	$6,376,997.59
●	FMI Inc.	$4,321,829.80
●	Citrusuco	$3,755,152.01
●	Global Response	$3,429,603.35
●	Leading Industry, Inc.	$3,238,038.07
●	Dependable Highway Express DHE	$3,199,193.35
●	Xcel Staffing	$3,149,971.59
●	Employ Associates, Inc.	$3,081,824.71
●	Rain Bird	$1,706,514.06
●	Pacific Ridge Farms	$1,609,832.32
●	Conair Corp/Allegro Division	$1,512,644.89
●	McClancy Seasoning Company	$1,504908.21
●	Offset Paperback Manufacturers Inc.	$1,469,291.34
●	California Multimodal LLC	$1,443,380.27
●	Wetseal	$1,396,185.63
●	Bradshaw International, Inc.	$1,384,761.21
●	DHX	$1,349,425.57
●	Vitran Logistics, Inc.	$1,280,399.57
●	Basic Fibres Inc.	$1,237,246.29
●	Silver Spring	$1,233,919.07
●	City of Miami	$1,203,975.26

Schedule 4.17
Tax Matters

●           State Unemployment Taxes due October 31, 2011
●           Various State Withholding Taxes due October 31, 2011

Schedule 4.18(b)
Employee Agreements

None.

Schedule 4.18(d)
Labor and Employment Matters

The Colorado EEOC—The Company is awaiting a decision from the Colorado EEOC with regard to an employee complaint of discrimination. The Company has fully cooperated with the State of Colorado and does not feel that this issue will have a material impact on the Company.

Schedule 4.19(b)
Benefit Plans

1) Sun Life, Group # N1506 (hospital supplement Florida)
2) Coventry Healthcare of Florida, Group # 6022165000 (PPO for Florida residents)

Schedule 4.19(c)
Benefit Plan Compliance

None.

Schedule 4.20
Insurance

General Liability Insurance
Please see attached certificate for General Liability Insurance, Automobile Liability Insurance, Umbrella Liability Insurance, Professional Liability Insurance and Temp Employee Dishonesty Coverage.

Workers’ Compensation Insurance
Policy Number -- 415981
Account Number -- 58397
Policy Holder -- Lumbermen’s Underwriting Alliance
Deductible -- $1,250,000
Retroactive Payments if any -- None

Schedule 5.3
Consents and Government Approvals

None.